Super Group Appoints Merrick Wolman to its Board of Directors

New York, NY – February 19, 2025 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced the appointment of Merrick Wolman to its Board of Directors, effective from February 18, 2025.

Mr. Wolman is the Chief Executive Officer of a global finance company and has worked closely with the Super Group executive team for over two decades.

Neal Menashe, Chief Executive Officer of Super Group, commented: “We are very pleased to welcome Merrick to the board. His deep understanding of the gaming industry, alongside his wide range of experience in executive roles, will be of great value as we continue to pursue our global growth strategy and build on our successes to date.”

This appointment brings the total directors on Super Group’s board to nine, including five independent directors.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its leading technology and proprietary marketing and data analytics engine which empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked number 6 in the EGR Power 50 for the last three years. For more information, visit www.supergroup.com.

Disclaimer
This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which Super Group cannot predict with accuracy and some of which Super Group may not even anticipate. Any forward-looking statements contained in this release speak only as of the date of this release. Super Group does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

Contacts:

Investors:
investors@sghc.com

Media:
media@sghc.com
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